Computershare Investor Services Inc.

Stock Transfer Services

Montreal Trust Centre

510 Burrard Street

Vancouver, British Columbia

Canada V6C 3B9

Tel:  604.661.9400

Fax: 604.661.9401

November 22, 2004

To:

All Applicable Commissions & Exchanges

Dear Sirs:

Subject:

Arizona Star Resource Corp.

We confirm that the following material was sent by pre-paid mail on November 22nd, 2004 to the registered shareholders of Common shares of the subject Corporation:

A

Directors’ Letter to Shareholders / Supplemental Information / President’s Letter to Shareholders / Notice of Reconvened Annual General Meeting / Information Circular

B

Proxy

C

Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary (with the exception of ADP – Canada and ADP – US) holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly

COMPUTERSHARE INVESTOR SERVICES INC.

“Karen Patrus”

Mailing Specialist

Stock Transfer, Client Services

Telephone:

604.661.9400 (ext 4504)

Fax:

604.661.9401